COPY

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **05/11/1**[redacted]	OFFICIAL USE ONLY

15020309

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the fai to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the appli would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

2015 MAY 12 PM 2:02

SEC / MR

RECEIVED

1. State the name of the applicant: EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
17 State Street, 32nd Floor
New York, NY 10004

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 05/11/15 (MM/DD/YY)

EDGX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature)

Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 11th day of May (Month), 2015 (Year) by [signature] (Notary Public)

My Commission expires 03/27/2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03/27/2016

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. BATS Global Markets, Inc.

1. *Name*: BATS Global Markets, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets, Inc. owns 100% of the outstanding common stock of BATS Global Markets Holdings, Inc., which is the Exchange's 100% owner.

5. *Brief description of business or functions:* BATS Global Markets, Inc. is the ultimate parent company through which the ultimate owners of the Exchange indirectly hold their ownership interest in the Exchange and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Chris Concannon
   - David Cummings
   - Michael Richter
   - Alan Freudenstein
   - John McCarthy
   - John Comerford
   - Daniel Keegan
   - Bina Kalola
   - Robert Jones
   - Brett Redfearn
   - Christopher Mitchell
   - Jamil Nazarali
   - Darren Cohen
   - Brian Fagen

Current Officers

- Chris Concannon (President, CEO)
- Chris Isaacson (Executive Vice President, Global Chief Information Officer)
- Bryan Harkins (Executive Vice President, Head of U.S. Markets)
- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Mark Hemsley (Executive Vice President, Chief Executive Offier of BATS Europe)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Tami Schademann (Executive Vice President, Chief Compliance Officer)

Compensation Committee

- Rob Jones
- Michael Richter
- Chris Mitchell

Audit Committee

- Michael Richter
- John Comerford
- Alan Freudenstein

Nominating and Corporate Governance Committee

- John McCarthy
- David Cummings
- Alan Freudenstein

Technology Advisory Committee

- John Comerford
- Daniel Keegan
- John McCarthy

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. BATS Global Markets Holdings, Inc.

1. *Name*: BATS Global Markets Holdings, Inc.

   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon

   Current Officers
   - Chris Concannon (President, CEO)
   - Tami Schademann (Executive Vice President)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Direct Edge Holdings LLC

1. *Name*: Direct Edge Holdings LLC
Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets, Inc., the Exchange's ultimate parent, owns 100% of the outstanding membership interests of Direct Edge Holdings LLC.

5. *Brief description of business or functions:* Direct Edge Holdings LLC is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- None

Current Officers
- Chris Concannon (President, CEO)
- Eric Swanson (General Counsel, Secretary)
- Brian N. Schell (Chief Financial Officer, Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Direct Edge LLC

1. *Name*: Direct Edge LLC (f/k/a Direct Edge, Inc.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Direct Edge Holdings LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of EDGA Exchange, Inc. and EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President, CEO)
   - Eric Swanson (Secretary)
   - Brian N. Schell (Chief Financial Officer)
   - Chris Isaacson (Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E. BATS Exchange, Inc.

1. *Name*: BATS Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Exchange, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - James Selway
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Harry Temkin
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Adam Nunes
   - Matt Billings

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)

- Eric Swanson (Executive Vice President, General Counsel, Secretary)
- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Stacie Fleming (Vice President, Communications)

<u>Standing Committees</u>

<u>Compensation Committee</u>
- Peter Wallison
- Sandy Kemper
- Harry Temkin

<u>Audit Committee</u>
- Jill Sommers
- David Roscoe
- Matt Billings

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Sandy Kemper
- Peter Wallison

<u>Appeals Committee</u>
- Brett Redfearn
- James Selway
- Scott Wagner

<u>Executive Committee</u>
- Chris Concannon

- Sandy Kemper
- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. BATS Y-Exchange, Inc.

1. *Name*: BATS Y-Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: BATS Y-Exchange, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Y-Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - James Selway
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Harry Temkin
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Adam Nunes
   - Matt Billings

   Current Officers
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Stacie Fleming (Vice President, Communications)

<u>Standing Committees</u>

<u>Compensation Committee</u>
- Peter Wallison
- Sandy Kemper
- Harry Temkin

<u>Audit Committee</u>
- Jill Sommers
- David Roscoe
- Matt Billings

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Sandy Kemper
- Peter Wallison

<u>Appeals Committee</u>
- Brett Redfearn
- James Selway
- Scott Wagner

<u>Executive Committee</u>
- Joe RattermanChris Concannon
- Sandy Kemper

- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. <u>EDGA Exchange, Inc.</u>

1. *Name*: EDGA Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Chris Concannon
   - James Selway
   - Chris Isaacson
   - Brett Redfearn
   - Peter Wallison
   - David Roscoe
   - Harry Temkin
   - Sandy Kemper
   - Scott Wagner
   - Jill Sommers
   - Adam Nunes
   - Matt Billings

   <u>Current Officers</u>
   - Chris Concannon (President, CEO)
   - Chris Isaacson (Executive Vice President, Global Chief Information Officer)
   - Bryan Harkins (Executive Vice President, Head of U.S. Markets)
   - Tami Schademann (Executive Vice President, Chief Regulatory Officer)
   - Eric Swanson (Executive Vice President, General Counsel, Secretary)

- Brian N. Schell (Executive Vice President, Chief Financial Officer, Treasurer)
- Charles Randy Williams (Senior Vice President, Global Investor Relations & Communications)
- Tony Barchetto (Senior Vice President, Business Development)
- Jeromee Johnson (Vice President, Options Market Development)
- Anders Franzon (Vice President, Associate General Counsel)
- Joe Bracco (Senior Vice President, Head of Institutional and Strategic Relations)
- Bryan Christian (Senior Vice President, Head of U.S. Sales)
- Troy Yeazel (Vice President, Operations)
- Jeff Connell (Vice President, Market Oversight)
- Derick Shupe (Vice President, Controller)
- Greg Steinberg (Vice President, Assistant Secretary and Associate General Counsel
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)
- Eric Crampton (Vice President, Global Head of Software Engineering
- Rodney Burt (Vice President, Infrastructure)
- Kevin Carrai (Vice President, Connectivity & Member Services)
- Stacie Fleming (Vice President, Communications)

Standing Committees

Compensation Committee
- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee
- Jill Sommers
- David Roscoe
- Matt Billings

Regulatory Oversight Committee
- Scott Wagner
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee
- Chris Concannon
- Sandy Kemper

- David Roscoe
- Harry Temkin
- James Selway
- Adam Nunes

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. BATS Trading, Inc.

1. *Name*: BATS Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: BATS Trading, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. BATS Trading, Inc. provides routing of orders from the Exchange BATS Y-Exchange, Inc., EDGA Exchange, Inc. and EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Tami Schademann
   - Chris Concannon

   Current Officers
   - Chris Isaacson (President)
   - Tami Schademann (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Brian N. Schell (Chief Financial Officer, FINOP, Treasurer)
   - Jeromee Johnson (VP, Options)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. Direct Edge ECN LLC (d/b/a DE Route)

1. *Name*: Direct Edge ECN LLC (d/b/a DE Route)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation*: DE Route is an indirect wholly-owned subsidiary of BATS Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* DE Route's withdrawal of its registration as a broker-dealer was approved on May 5, 2015 by the Securities and Exchange Commission and Financial Industry Regulatory Authority. DE Route currently has no active operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Brian N. Schell (Chief Financial Officer/FinOp/Treasurer)
   - Neil Meislick (Chief Compliance Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Omicron Holdings Corp.

1. *Name*: Omicron Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner, owns 100% of the common stock of Omicron Holdings Corp.

5. *Brief description of business or functions*: Omicron Holdings Corp. is a Delaware corporation established to hold Omicron Acquisitions Corp. and Omicron Intermediate Holdings Corp. potential future operating entities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Omicron Intermediate Holdings Corp.

1. *Name*: Omicron Intermediate Holdings Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Intermediate Holdings Corp. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Omicron Intermediate Holdings Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Omicron Acquisition Corp.

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Omicron Holdings Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is a Delaware corporation established to acquire and potentially operate the assets of existing operating companies.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Mark Hemsley

   Current Officers
   - Mark Hemsley (President and Treasurer)
   - Eric Swanson (Vice President, Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

M. BATS Hotspot Holdings LLC

1. *Name*: BATS Hotspot Holdings LLC (f/k/a Hotspot FX Holdings, LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000. Name was amended from Hotspot FX Holdings, LLC, a Delaware LLC, on March 11, 2015.

4. *Brief description of nature and extent of affiliation*: BATS Hotspot Holdings LLC is wholly-owned by BATS Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Hotspot Holdings LLC is an intermediate holding company of BATS Hotspot LLC and BATS Hotspot Services LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. BATS Hotspot LLC

1. *Name*: BATS Hotspot LLC (f/k/a KCG Hotspot FX LLC)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: BATS Hotspot LLC is wholly-owned by BATS Hotspot Holdings LLC, which is wholly-owned by BATS Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Hotspot LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. BATS Hotspot Services LLC

1. *Name*: BATS Hotspot Services LLC (f/k/a Hotspot FXr, L.L.C.)
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004. Name was amended from KCG Hotspot FX LLC, a Delaware LLC, on March 12, 2015.

4. *Brief description of nature and extent of affiliation*: BATS Hotspot Services LLC is wholly-owned by BATS Hotspot Holdings LLC, which is wholly-owned by BATS Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Hotspot Services LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Chris Concannon (President)
   - William Goodbody, Jr. (SVP, Head of FX)
   - Brian N. Schell (Treasurer)
   - Eric Swanson (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

P. BATS Hotspot SEF LLC

1. *Name*: BATS Hotspot SEF LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 1, 2015.

4. *Brief description of nature and extent of affiliation*: BATS Hotspot SEF LLC is wholly-owned by BATS Hotspot Holdings LLC, which is wholly-owned by BATS Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Hotspot SEF LLC currently has no operations, but anticipates registering with the CFTC as a swap execution facility. .

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Pending.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   None

   Current Officers
   None

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

Q. BATS International Holdings Limited

1. *Name*: BATS International Holdings Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: BATS International Holdings Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS International Holdings Limited is a holding company of BATS Hotspot Europe Limited and BATS Hotspot Asia Pte. Ltd.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Chris Concannon

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. BATS Hotspot Europe Limited

1. *Name*: BATS Hotspot Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: BATS Hotspot Europe Limited is wholly-owned by BATS International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Hotspot Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Chris Concannon

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. BATS Hotspot Asia Pte. Ltd.

1. *Name*: BATS Hotspot Asia Pte. Ltd.
   Address: 1 Marina Boulevard, #28-00, One Marina Boulevard, Singapore (018989)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: BATS Hotspot Asia Pte. Ltd. is wholly-owned by BATS International Holdings Limited which is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Hotspot Asia Pte. Ltd. operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Ng Lip Chih

   Current Officers
   - Chew Pei Tsing (Secretary)
   - Lai Jek Ping (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. BATS Trading Limited

1. *Name*: BATS Trading Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: BATS Trading Limited is wholly-owned by Omicron Acquisition Corp. which is an affiliate of the Exchange.

5. *Brief description of business or functions*: BATS Trading Limited is recognized as a Recognised Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman
   - Anthony Whalley
   - William Eldridge
   - Virginie Saade
   - Rebecca Fuller
   - Paul Hilgers
   - Julian Corner

   Current Officers
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)

- David Howson (COO)

Standing Committees

Audit, Risk and Compliance Committee
- William Eldridge
- Anthony Whalley
- Rebecca Fuller

Remuneration Committee
- John Woodman
- Anthony Whalley
- Rebecca Fuller

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Chi-X Europe Limited

1. *Name*: Chi-X Europe Limited
   Address: 10 Lower Thames Street, 6th Floor, London, UK EC3R 6AF

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales. It changed its name to Chi-X Europe Limited on July 2, 2007.

4. *Brief description of nature and extent of affiliation*: Chi-X Europe Limited is wholly-owned by BATS Trading Limited which, in turn, is indirectly wholly owned by BATS Global Markets, Inc.

5. *Brief description of business or functions*: Chi-X Europe Limited is authorised in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by BATS Trading Limited

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   Current Officers
   - Mark Hemsley (CEO)
   - Antonio Amelia (Secretary)
   - Jill Griebenow (CFO)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Guy Simpkin (Head of Business Development)
   - David Howson (COO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. **BATS FX, Inc.**

1. *Name*: BATS FX, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on September 17, 2012.

4. *Brief description of nature and extent of affiliation*: BATS FX, Inc. is wholly-owned by BATS Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS FX, Inc. was created to operate a global foreign exchange market, but remains dormant at this time.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon

   Current Officers
   - Chris Concannon (President)
   - Eric Swanson (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Blue Merger Sub Inc.

1. *Name*: Blue Merger Sub Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Blue Merger Sub Inc. ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: On January 31, 2014, Blue Merger Sub, Inc. was merged with and into BATS Global Markets Holdings, Inc. (f/k/a BATS Global Markets, Inc.), with BATS Global Markets Holdings, Inc. surviving, resulting in Blue Merger Sub, Inc. ceasing to exist.

X. Delta Merger Sub LLC

1. *Name*: Delta Merger Sub LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on August 22, 2013.

4. *Brief description of nature and extent of affiliation*: As of January 31, 2014, Delta Merger Sub LLC ceased to exist.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws or corresponding rules or instruments*: See attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* On January 31, 2014, Delta Merger Sub LLC was merged with and into Direct Edge Holdings LLC, with Direct Edge Holdings LLC surviving, resulting in Delta Merger Sub LLC ceasing to exist.

FORM 1, EXHIBIT C INDEX OF ATTACHMENTS

- A BATS GLOBAL MARKETS, INC.
- B BATS GLOBAL MARKETS HOLDINGS, INC.
- C DIRECT EDGE HOLDINGS LLC
- D DIRECT EDGE LLC
- E BATS EXCHANGE, INC.
- F BATS Y-EXCHANGE, INC.
- G EDGA EXCHANGE, INC.
- H BATS TRADING, INC.
- I DIRECT EDGE ECN LLC
- J OMICRON HOLDINGS CORP.
- K OMICRON INTERMEDIATE HOLDINGS CORP.
- L OMICRON ACQUISITION CORP.
- M BATS HOTSPOT HOLDINGS LLC
- N BATS HOTSPOT LLC
- O BATS HOTSPOT SERVICES LLC
- P BATS HOTSPOT SEF LLC-NEW ENTITY (ORGANIZATIONAL DOCUMENTS ATTACHED)
- Q BATS INTERNATIONAL HOLDINGS LIMITED
- R BATS HOTSPOT EUROPE LIMITED
- S BATS HOTSPOT ASIA PTE. LTD.
- T BATS TRADING LIMITED
- U CHI-X EUROPE LIMITED
- V BATS FX, INC.
- W BLUE MERGER SUB INC.
- X DELTA MERGER SUB LLC

A BATS GLOBAL MARKETS, INC.

B BATS GLOBAL MARKETS HOLDINGS, INC.

C DIRECT EDGE HOLDINGS LLC

D DIRECT EDGE LLC

E BATS EXCHANGE, INC.

F BATS Y-EXCHANGE, INC.

G EDGA EXCHANGE, INC.

H BATS TRADING, INC.

I DIRECT EDGE ECN LLC

J OMICRON HOLDINGS CORP.

K OMICRON INTERMEDIATE HOLDINGS CORP.

L OMICRON ACQUISITION CORP.

M BATS Hotspot Holdings LLC

N BATS Hotspot LLC

o BATS Hotspot Services LLC

P BATS HOTSPOT SEF LLC-NEW ENTITY (ORGANIZATIONAL DOCUMENTS ATTACHED)

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "BATS HOTSPOT SEF LLC", FILED IN THIS OFFICE ON THE FIRST DAY OF MAY, A.D. 2015, AT 5:49 O'CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5739904 8100

150603124

AUTHENTICATION: 2346935

DATE: 05-05-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:21 PM 05/01/2015
FILED 05:49 PM 05/01/2015
SRV 150603124 - 5739904 FILE

**STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION
OF**

BATS HOTSPOT SEF LLC

The undersigned has executed and is filing this Certificate of Formation for the purpose of forming a limited liability company pursuant to Section 18-201 of the Delaware Limited Liability Company Act of the State of Delaware.

ARTICLE I

The name of the limited liability company is BATS Hotspot SEF LLC (the "Company").

ARTICLE II

The registered office of the Company in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this 1st day of May, 2015.

Chris Concannon, Authorized Person

Q BATS INTERNATIONAL HOLDINGS LIMITED

R BATS HOTSPOT EUROPE LIMITED

S BATS HOTSPOT ASIA PTE. LTD.

T BATS TRADING LIMITED

U CHI-X EUROPE LIMITED

V BATS FX, INC.

W BLUE MERGER SUB INC.

X DELTA MERGER SUB LLC

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Abel/Noser Corp.	8/18/2008	9/1/2010	NA	NA	Member	One Battery Park Plaza 6th Floor New York, NY 10004	646-432-4040	Agency
ABN AMRO Clearing Chicago, LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	Member	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312- 604-8643	Market Maker
Agency Desk, LLC (formerly Samurai Trading, LLC)	7/1/2009	NA	NA	NA	Member	515 Madison Avenue 22nd Floor New York, NY 10022	212-935-9835	Market Maker
Agency Trading Group, Inc.	10/23/2008	9/2/2014	NA	5/27/2010	Member	235 E Lake Street Wayzata, MN 55391	952-476-9500	Agency
Albert Fried & Company, LLC	8/18/2008	4/15/2011	5/18/2010	5/18/2010	Member	45 Broadway 24th Floor New York, NY 10006	212-422-7282	Agency
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	Member	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Alternet Securities, Inc.	NA	NA	5/25/2010	5/25/2010	Member	380 Madison Ave 4th Floor New York, NY 10017	212-444-6176	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	Member	1700 Pacific Avenue Suite 1400 Dallas, TX 75201	214-765-1170	Clearing Firm
Archipelago Securities, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	100 South Wacker Drive Suite 1800 Chicago, IL 60606	312-442-7046	Exchange
Arxis Securities, LLC	12/22/2014	NA	NA	NA	Member	527 Madison Avenue 18th Floor New York, NY 10022	646-565-3302	Proprietary
Ascendiant Capital Markets, LLC	4/1/2011	4/1/2011	NA	NA	Member	18881 Von Karman 16th Floor Irvine, CA 92612	949-218-2486	Agency
Athena Capital Research, LLC	7/1/2009	10/20/2010	NA	NA	Sponsored Participant	440 Ninth Avenue 11th Floor New York, NY 10001	212-931-9056	Proprietary
ATM Execution LLC	3/15/2012	3/15/2012	3/21/2012	3/21/2012	Member	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1554	Market Maker
Automated Trading Desk Financial Services, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	11 Ewall Street Mount Pleasant, SC 29464	843-789-2166	Proprietary
Barclays Capital, Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	745 7th Avenue New York, NY 10019	212-412-2125	Institutional
BATS Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of BATS Exchange
Bay Crest Partners, LLC	10/15/2008	NA	5/25/2010	5/27/2010	Member	40 Wall Street 42nd Floor New York, NY 10005	212-480-1400	Agency
Bayes Capital, LLC	1/15/2015	1/30/2015	1/30/2015	1/30/2015	Member	54 Jefferson Avenue Westwood, NJ 07675	201-660-7188	Agency
Belvedere Trading, LLC	11/1/2011	3/1/2012	11/29/2011	NA	Member	10 South Riverside Plaza #2100 Chicago, IL 60606	312-262-3420	Proprietary
Benjamin & Jerold Brokerage I, LLC	10/1/2009	NA	NA	NA	Member	80 Broad Street 5th Floor New York, NY 10005	646-201-5024	Agency
BGC Financial, LP	8/17/2009	NA	NA	NA	Member	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7412	Agency
Blaylock Beal Van, LLC	5/3/2010	NA	NA	NA	Member	600 Lexington Avenue 3rd Floor New York, NY 10022	212-715-6600	Agency
Bloomberg Tradebook, LLC	10/23/2008	10/4/2010	5/14/2010	5/14/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-617-1184	Agency
Blue Fire Capital, LLC	8/18/2008	10/8/2010	5/25/2010	5/27/2010	Member	311 South Wacker Drive Suite 2000 Chicago, IL 60606	312-242-0504	Proprietary
Bluefin Trading, LLC	8/3/2009	NA	9/27/2013	8/13/2013	Member	3 Park Avenue 37th Floor New York, NY 10016	914-227-9555	Agency
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	Member	3 Times Square New York, NY 10036	212-885-4045	Agency
BMT Trading, LLC	2/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
BNP Paribas Prime Brokerage, Inc.	12/3/2012	12/3/2012	NA	NA	Member	787 7th Avenue New York, NY 10019	917-472-4991	Clearing Firm
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	787 7th Avenue New York, NY 10019	212-841-3676	Proprietary
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	Member	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2225	Market Maker
Bulltick, LLC	1/15/2009	NA	NA	NA	Member	701 Brickell Avenue Suite 2550 Miami, FL 33131	212-616-2604	Agency
C&C Trading, LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	Member	111 Broadway Suite 808 New York, NY 10006	212-433-7589	Proprietary
Canaccord Genuity, Inc.	10/1/2013	10/1/2013	6/10/2010	6/10/2010	Member	350 Madison Avenue New York, NY 10017	212-389-8156	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary
Cantor Fitzgerald & Co.	10/23/2008	2/13/2015	5/25/2010	5/27/2010	Member	110 East 59th Street 4th Floor New York, NY 10022	212-829-5226	Institutional / Agency
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	Member	1601 Elm Street Suite 3900 Dallas, TX 75201	214-978-4767	Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
CastleOak Securities, LP	NA	NA	5/14/2010	5/14/2010	Member	110 E. 59th Street 2nd Floor New York, NY 10022	212-829-4776	Agency
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	Member	99 Park Avenue Suite 1710 New York, NY 10016	212-888-4673	Market Maker
Chimera Securities, LLC	6/2/2014	6/2/2014	6/25/2014	6/25/2014	Member	225 Park Avenue South 17th Floor New York, NY 10003	646-597-6146	Proprietary Trading
Churchill Capital USA, Inc.	8/18/2008	NA	NA	NA	Member	1270 Avenue of the Americas Suite 1910 New York, NY 10020	212-994-5477	Agency
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	Member	425 Lexington Avenue New York, NY 10017	212-667-7030	Proprietary
Citadel Securities, LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	Member	131 South Dearborn Street 32nd Floor Chicago, IL 60603	312-756-4416	Market Maker
Citigroup Global Markets, Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	Member	390-388 Greenwich Street New York, NY 10013	212-723-7700	Full Service
CJS Securities, Inc.	7/15/2009	3/15/2011	NA	NA	Member	50 Main Street Suite 325 White Plains, NY 10606	914-287-7600	Agency
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	Member	17 State Street 38h Floor New York, NY 10004	212-531-8532	Public Customer Business
CLSA Americas, LLC	NA	NA	5/21/2013	5/21/2013	Member	1301 Avenue of the Americas New York, NY 10019	212-408-5719	Agency
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	Sponsored Participant	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CMT Trading, LLC	3/17/2014	3/17/2014	3/5/2014	3/5/2014	Member	500 West Monroe Street Suite 2630 Chicago, IL 60661	312-612-6930	Proprietary
Compass Professional Services, LLC	6/15/2011	NA	NA	NA	Member	111 W. Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5010	Proprietary
Concept Capital Markets, LLC	3/15/2011	3/15/2011	NA	NA	Member	1010 Franklin Avenue Suite 303 Garden City, NY 11530	212-702-7198	Agency
ConvergEx Execution Solutions, LLC	10/15/2008	9/1/2010	5/25/2010	5/27/2010	Member	1633 Broadway 48th Floor New York, NY 10019	212-468-8466	Full Service
COR Clearing, LLC	10/15/2009	NA	NA	NA	Member	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6164	Clearing Firm
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	Member	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1623	Market Maker
Credit Suisse Securities (USA), LLC	9/3/2008	10/1/2010	5/25/2010	5/27/2010	Member	11 Madison Avenue 24th Floor New York, NY 10010	212-538-6067	Full Service
Critical Trading, LLC	7/1/2014	NA	NA	NA	Member	120 West 45th Street Suite 120 New York, NY 10036	646-918-0529	Firm Proprietary Trading/Market Maker
Cutler Group, LP	4/1/2010	10/6/2010	NA	NA	Member	101 Montgomery Street Suite 700 San Francisco, CA 94104	415-293-3956	Market Maker
Cuttone & Co., Inc.	NA	NA	5/25/2010	5/27/2010	Member	111 Broadway 10th Floor New York, NY 10006	646-943-5451	Market Maker
DART Executions, LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	350 North Orleans Street Suite 2N Chicago, IL 60654	312-244-5408	Proprietary
Dash Financial, LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	Member	180 W. Adams Street 6th Floor Chicago, IL 60603	312-986-6210	Market Maker
DE Route	9/8/2008	10/4/2010	6/10/2010	4/29/2010	Member	545 Washington Boulevard Jersey City, NJ 07310	212-479-2319	ATS
Deutsche Bank Securities, Inc.	10/15/2008	10/11/2010	5/21/2010	5/21/2010	Member	60 Wall Street New York, NY 10005	212-250-7635	Full Service
Divine Capital Markets, LLC	10/15/2009	NA	NA	NA	Member	39 Broadway 36th Floor New York, NY 10006	212-344-5867	Agency
Dougall & Associates, Inc.	5/15/2014	NA	NA	NA	Member	440 S LaSalle Street Chicago, IL 60605	312-663-2670	Proprietary / Agency
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	Member	540 West Madison Street Suite 2500 Chicago, IL 60661	312-542-3226	Proprietary / Market Maker
E*TRADE Securities, LLC	NA	NA	NA	6/10/2010	Member	1271 Avenue of the Americas 14th Street New York, NY 10020	703-236-8656	Agency
Electronic Transaction Clearing, Inc.	10/23/2008	9/1/2010	5/25/2010	5/27/2010	Member	660 S. Figueroa Street Suite 1450 Los Angeles, CA 90017	213-402-1564	Market Maker
Essex Radez, LLC	2/17/2009	10/1/2010	5/10/2010	5/14/2010	Member	440 South LaSalle Suite 1111 Chicago, IL 60605	312-212-1815	Service Bureau
First Clearing, LLC	8/18/2008	NA	NA	NA	Member	One North Jefferson Avenue Mail Code: H0004-095 St. Louis, MO 63103	314-875-4843	Full Service
First New York Securities, LLC	NA	NA	6/10/2010	6/10/2010	Member	90 Park Avenue 5th Floor New York, NY 10016	212-848-0600	Proprietary
Flow Traders US, LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	Member	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	917-210-5020	Hedge Fund
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	Member	440 South LaSalle Suite 3030 Chicago, IL 60605	312-986-8232	Market Maker
GDK, Inc.	6/1/2010	1/3/2011	5/23/2011	5/23/2011	Member	c/o ART Advisors, LLC 500 Park Avenue New York, NY 10022	212-303-6179	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Gelber Securities, LLC	5/1/2015	NA	NA	NA	Member	350 N. Orleans Street 7th FLOOR Chicago, IL 60654	312-408-4354	Firm Proprietary Trading
Gildner Gagnon Howe & Co., LLC	10/23/2008	NA	NA	NA	Member	3 Columbus Circle New York, NY 10019	212-424-0208	Institutional
Global Execution Brokers, LP	2/1/2010	10/5/2010	NA	NA	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	312- 435-4167	Institutional
Global HFT Management, LLC	10/1/2010	NA	NA	NA	Sponsored Participant	800 Third Avenue New York, NY 10022	212-813-0870	Proprietary
Global Liquidity Partners, LLC	4/21/2011	5/15/2012	NA	NA	Sponsored Participant	12 Broad Street Suite 201 Redbank, NJ 07701	773-459-4665	Agency
Goldman Sachs & Co.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-4587	Full Service
Goldman Sachs Execution & Clearing, LP	10/15/2008	10/1/2010	5/14/2010	5/14/2010	Member	200 West Street New York, NY 10282	212-357-7519	Full Service
Grace Financial Group, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	83 Jobs Lane Southhampton, NY 11968	631-287-4633	Agency
Great Point Capital, LLC	2/2/2015	2/2/2015	2/2/2015	2/2/2015	Member	175 W. Jackson Blvd. Suite 1450 Chicago, IL 60604	312-356-4668	Agency
Green Street Trading, LLC	11/1/2011	NA	NA	NA	Member	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	214-749-4730	Agency
GSN North America, Inc.	8/18/2008	NA	NA	NA	Member	520 Madison Avenue New York, NY 10022	212-659-6292	Agency
GTS Securities, LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	Member	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2837	Proprietary
Hainey Investments Limited	6/16/2014	NA	NA	NA	Sponsored Participant	Themistoki Dervi 41 #806-807 Nicosia, Cyprus	704-248-8221	Proprietary
HAP Trading, LLC	10/1/2009	11/15/2010	6/2/2010	6/2/2010	Member	33 Whitehall Street 6th Floor New York, NY 10004	212-380-5186	Proprietary
Hardcastle Trading USA, LLC	4/15/2009	NA	5/25/2010	5/27/2010	Member	755 Secaucus Road Suite F-1110 Secaucus, NJ 07094	201-305-8817	Proprietary
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	Sponsored Participant	141 W. Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary
Hold Brothers Capital, LLC	NA	NA	6/8/2011	6/8/2011	Member	525 Washington Boulevard Suite 2450 Jersey City, NJ 07310	646-745-2133	Proprietary
HRT Financial, LLC	2/1/2010	10/1/2010	5/18/2010	5/18/2010	Member	32 Old Slip 30th Floor New York, NY 10005	212-293-1927	Proprietary
ICAP Corporates, LLC	NA	NA	3/28/2013	NA	Member	Harborside Financial Center 1100 Plaza 5, 12th Floor Jersey City, NJ 07311	212-341-9950	Agency
IEX Services, LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	Member	7 World Trade Center 30th Floor New York, NY 10007	646-568-2337	ATS
IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	233 South Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3320	Proprietary
Imperial Capital, LLC	10/23/2008	NA	5/25/2010	5/27/2010	Member	2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067	310-246-3674	Market Maker
Industrial and Commercial Bank of China Financial Services, LLC	5/15/2014	5/15/2014	NA	NA	Member	1633 Broadway New York, NY 10019	212-300-8520	Clearing Services
Instinet, LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	Member	1095 Avenue of the Americas New York, NY 10036	212-310-4097	Agency
Interactive Brokers, LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	Member	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5870	Full Service
International Correspondent Trading, Inc.	8/18/2008	NA	NA	NA	Member	525 Washington Boulevard Suite 2401 Jersey City, NJ 07310	201-222-9300	Agency
ISTRA, LLC	12/15/2011	12/15/2011	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary
ITG Derivatives, LLC	8/18/2008	11/15/2010	NA	NA	Member	601 S. LaSalle Street Suite 300 Chicago, IL 60605	312-334-8042	Market Maker
ITG, Inc.	8/18/2008	10/1/2010	5/25/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006	212-444-6259	Agency
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	Member	One New York Plaza New York, NY 10004	212-651-6060	Agency / Proprietary
Jane Street Options, LLC	1/3/2012	NA	NA	NA	Sponsored Participant	One New York Plaza New York, NY 10004	212-651-6969	Proprietary
Jaypee International, Inc.	10/15/2009	NA	NA	NA	Member	30 South Wacker Drive Suite 1700 Chicago, IL 60606	312-655-7606	Agency
Jefferies Execution Services, Inc.	8/26/2008	9/1/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	646-805-5415	Full Service
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies, LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	Member	520 Madison Avenue New York, NY 10022	212-323-3987	Full Service

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
JNK Securities Corp.	11/17/2008	11/15/2010	NA	NA	Member	902 Broadway 20th Floor New York, NY 10010	212-885-6311	Agency
JP Morgan Clearing Corp.	10/23/2008	9/15/2010	NA	NA	Member	383 Madison Avenue New York, NY 10179	212-272-6655	Full Service
JP Morgan Securities, LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	Member	383 Madison Avenue New York, NY 10179	212-622-5504	Full Service
Juliet Group, LLC	3/1/2011	3/1/2011	NA	NA	Sponsored Participant	240 E. 35th Street #3A New York, NY 10016	646-360-0595	Proprietary
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	Member	600 West Chicago Avenue Suite 825 Chicago, IL 60654	312-930-9603	Proprietary
KCG Americas, LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	Member	545 Washington Boulevard Jersey City, NJ 07310	201-356-4232	Agency
Keefe Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	Member	787 7th Avenue New York, NY 10019	212-887-8965	Agency
Kepler Capital Markets, Inc.	7/15/2013	7/15/2013	7/17/2013	7/17/2013	Member	600 Lexington Avenue 28th Floor New York, NY 10022	212-710-7625	Agency
Kershner Securities, LLC	2/12/2009	11/1/2010	NA	NA	Member	1825-B Kramer Lane Suite 200 Austin, TX 78758	512-439-8140	Proprietary
KeyBanc Capital Markets, Inc.	11/17/2008	11/15/2010	NA	NA	Member	127 Public Square Cleveland, OH 44114	216-443-3978	Agency
Keystone Trading Partners	2/1/2013	NA	NA	NA	Member	660 Narcisi Lane Wayne, PA 19018	918-407-3288	Options Market Maker
L & R Trading, LLC	9/1/2011	9/1/2011	8/12/2013	8/12/2013	Member	61 Broadway Suite 2830 New York, NY 10006	212-433-7262	Market Maker
Lampert Capital Markets, Inc.	2/18/2014	2/18/2014	2/26/2014	2/26/2014	Member	477 Madison Avenue Suite 230 New York, NY 10022	(646) 367-4660	Introducing Broker
Latour Trading, LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	Member	377 Broadway 10th Floor New York, NY 10013	917-388-8625	Proprietary
LavaFlow, Inc.	9/11/2008	9/15/2010	5/26/2010	5/27/2010	Member	388 Greenwich Street 29th Floor New York, NY 10013	212-519-8965	Agency
Leerink Partners, LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	1 Federal Street 37th Floor Boston, MA 02110	800-808-7525	Agency
LEK Securities Corporation	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006	212-509-2300	Agency
Lightspeed Trading, LLC	8/18/2008	11/15/2010	5/19/2010	5/19/2010	Member	1001 Avenue of the Americas 16th Floor New York, NY 10018	646-393-4814	Proprietary
Lime Brokerage, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	625 Broadway 12th Floor New York, NY 10012	212-219-6086	Agency
Liquidnet, Inc.	9/1/2009	9/15/2010	NA	NA	Member	498 7th Avenue 12th Floor New York, NY 10018	646-660-8310	Institutional
LiquidPoint, LLC	9/1/2010	NA	NA	NA	Member	311 South Wacker Drive Suite 4700 Chicago, IL 60606	312-986-2006	Order Management Service
Macquarie Capital (USA), Inc.	12/1/2009	NA	5/26/2010	5/27/2010	Member	125 West 55th Street Level 22 New York, NY 10019	212-231-2501	Agency
Marathon Trading Group, LLC	2/13/2015	NA	NA	NA	Member	100 Matsonford Road Building 3, Suite 240 Wayne, PA 19087	610-254-4890	Options Market Maker
MB Trading	2/17/2009	12/15/2010	NA	NA	Member	1926 East Maple Avenue El Segundo, CA 90245	866-628-3001	Retail / Agency
Merrill Lynch Pierce Fenner & Smith, Incorporated	8/18/2008	10/4/2010	5/14/2010	5/14/2010	Member	One Bryant Park New York, NY 10036	212-449-6090	Full Service
Merrill Lynch Professional Clearing Corp.	8/18/2008	10/5/2010	5/14/2010	5/14/2010	Member	One Bryant Park NY1-100-06-01 New York, NY 10036	312-260-5601	Clearing Firm
Mitsubishi UFJ Securities (USA), Inc.	8/18/2008	10/14/2010	5/26/2010	5/27/2010	Member	1633 Broadway 29th Floor New York, NY 10019	212-782-4187	Institutional / Agency
Mizuho Securities USA, Inc.	6/1/2010	1/3/2011	NA	NA	Member	320 Park Avenue 12th Floor New York, NY 10022	212-209-9338	Agency
MKM Partners, LLC	8/3/2009	NA	5/14/2010	5/14/2010	Member	300 First Stamford Place 4th Floor East Wing Stamford, CT 06902	203-987-4005	Agency
Monadnock Capital Management, LP	5/15/2009	NA	5/26/2010	5/27/2010	Member	1845 Walnut Street Suite 940 Philadelphia, PA 19103	215-405-7280	Proprietary / Market Maker
Moors & Cabot, Inc.	NA	4/2/2012	NA	NA	Member	111 Devonshire Street Boston, MA 02109	617-314-0295	Agency
Morgan Stanley & Co., LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	Member	1585 Broadway New York, NY 10036	212-761-9324	Full Service
MYD Market, Inc.	2/1/2010	NA	NA	NA	Member	608 5th Avenue Suite 602 New York, NY 10020	212- 424-2101	Agency
NASDAQ Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5177	Exchange
NASDAQ Options Services, LLC	2/1/2010	NA	NA	NA	Member	One Liberty Plaza 165 Broadway New York, NY 10006	212-401-8970	Exchange
National Financial Services, LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	Member	200 Seaport Boulevard Boston, MA 02210	201-915-8264	Retail / Agency

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
National Securities Corporation	7/1/2009	NA	NA	NA	Member	1001 Fourth Avenue Suite 3750 Seattle, WA 98154	212-417-3636	Agency
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	Member	445 Park Avenue New York, NY 10022	212-371-8411	Market Maker
Newedge USA, LLC	10/23/2008	10/21/2010	5/26/2010	5/27/2010	Member	550 W. Jackson Boulevard Suite 500 Chicago, IL 60661	646-557-8387	Full Service
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	Member	Worldwide Plaza 309 West 49th Street New York, NY 10019	212-667-9131	Institutional
Northern Trust Securities, Inc.	8/18/2008	10/5/2010	5/26/2010	5/27/2010	Member	50 South LaSalle Street Chicago, IL 60603	312-630-6045	Market Maker
Northland Securities, Inc.	12/15/2010	12/15/2010	NA	NA	Member	45 South 7th Street 20th Floor Minneapolis, MN 55402	612-851-5934	Proprietary
OBD Securities, LLC	9/1/2011	NA	NA	2/9/2012	Member	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	312-768-1643	Proprietary
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	Member	314 West Superior Suite 200 Chicago, IL 60654	617-642-6120	Proprietary
Oppenheimer & Co., Inc.	10/23/2008	10/12/2010	5/14/2010	5/14/2010	Member	85 Broad Street 22nd/24th Floor New York, NY 10004	212-668-8152	Agency
optionsXpress, Inc.	6/15/2010	NA	NA	NA	Member	311 West Monroe Suite 1000 Chicago, IL 60606	312-630-3300	Retail
Optiver US, LLC	6/15/2009	NA	NA	NA	Member	130 East Randolph Street 13th Floor Chicago, IL 60601	312-821-9263	Proprietary / Market Maker
OTA, LLC	8/18/2008	10/7/2010	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4071	Institutional
OTR Global Trading, LLC	12/15/2008	NA	NA	NA	Member	One Manhattanville Road Purchase, NY 10577	914-460-4099	Institutional
PDQ ATS, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	Member	2624 Patriot Boulevard Glenview, IL 60026	224-521-2494	ATS
PEAK6 Capital Management, LLC	8/1/2014	NA	NA	NA	Member	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2357	Proprietary Trading
PEAK6 Capital Management, LLC	11/3/2008	7/15/2011	NA	NA	Sponsored Participant	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	312-362-2401	Market Maker
Penserra Securities, LLC	8/18/2008	10/6/2010	NA	NA	Member	140 Broadway 26th Floor New York, NY 10005	212-607-3190	Agency
Pershing, LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	Member	One Pershing Place Jersey City, NJ 07399	201-413-2826	Agency
Pico Quantitative Trading, LLC	NA	NA	6/10/2010	6/10/2010	Member	120 Wall Street 16th Floor New York, NY 10005	917-714-5376	Agency
Pictet Overseas, Inc.	NA	NA	5/26/2010	5/27/2010	Member	1000 de la Gauchetiere Ouest Suite 3100 Montreal, Quebec H3B 3W5	514-350-6263	Agency
Pinnacle Capital Marktes, LLC	11/3/2008	12/1/2010	NA	NA	Member	4700 Falls Neuse Suite 390 Raleigh, NC 27609	919-850-0888	Agency
Piper Jaffray & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	Member	800 Nicollet Mall Minneapolis, MN 55402	612-303-2211	Market Maker
Potamus Trading, LLC	4/15/2013	4/15/2013	4/11/2013	4/11/2013	Member	2 Seaport Lane 5th Floor Boston, MA 02210	617-855-8721	Proprietary / Market Maker
Quantex Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	Member	70 Hudson Street Hoboken, NJ 07030	646-214-5608	Clearing Firm
Quantlab Securities, LP	8/18/2008	11/1/2010	5/26/2010	5/27/2010	Member	4200 Montrose Boulevard Suite 200 Houston, TX 77006	713-333-3704	Proprietary
Quiet Light Securities, LLC	8/29/2008	1/3/2011	NA	NA	Member	141 W. Jackson Boulevard Suite 202A Chicago, IL 60604	312-229-4195	Proprietary
Rackson Asset Management, LLC	10/1/2009	NA	NA	NA	Sponsored Participant	2000 Broadway Suite 22C New York, NY 10023	212-724-2567	Proprietary
Rainier Investment Management, Inc.	1/4/2010	NA	NA	NA	Sponsored Participant	601 Union Street Suite 2801 Seattle, WA 98101	206-518-6658	Hedge Fund
Raven Securities Corp.	6/1/2009	11/15/2010	NA	NA	Member	Accounting & Compliance International 40 Wall Street, 17th Floor New York, NY 10005	212-952-0634	Agency
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	Member	3 World Financial Center 200 Vesey Street New York, NY 10281	612-373-1680	Market Maker
Red Cedar Trading, LLC	4/2/2012	NA	NA	NA	Member	520 Lake Cook Road Suite 110 Deerfield, IL 60015	847-571-2865	Market Maker
RenCap Securities, Inc.	11/17/2008	NA	NA	NA	Member	780 Third Avenue 20th Floor New York, NY 10017	212-824-1097	Agency
RGM Securities, LLC	8/3/2009	10/1/2010	5/26/2010	5/27/2010	Member	221 West 6th Street Suite 2030 Austin, TX 78701	512-807-5302	Proprietary
River Cross Securities, LLLP	5/1/2009	10/5/2010	6/10/2010	NA	Member	401 City Avenue Suite 912 Bala Cynwyd, PA 19004	610-747-2333	ATS
RJL Capital Group, LLC	5/15/2012	NA	NA	NA	Member	2 Teleport Drive Suite 107 Staten Island, NY 10311	718-303-6000	Agency
Robert W. Baird & Co., Incorporated	10/23/2008	1/3/2011	NA	NA	Member	777 East Wisconsin Avenue Milwaukee, WI 53202	414-765-3910	Market Maker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Ronin Capital, LLC	NA	NA	NA	6/8/2012	Member	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Market Maker
Ronin Capital, LLC	8/17/2009	11/15/2010	NA	NA	Sponsored Participant	350 N. Orleans Street Suite 2N Chicago, IL 60654	312-244-5284	Proprietary / Market Maker
Rosenblatt Securities, Inc.	8/18/2008	10/6/2010	5/26/2010	5/27/2010	Member	20 Broad Street 26th Floor New York, NY 10005	212-943-5225	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	Member	888 San Clemente Suite 150 Newport Beach, CA 92660	949-720-5708	Market Maker
RS Platou Markets, Inc.	NA	NA	1/15/2015	NA	Member	410 Park Avenue Suite 710 New York, NY 10022	212-317-7099	Public Customer Business
RW Pressprich & Co.	2/17/2009	11/15/2010	6/2/2010	6/2/2010	Member	4521 Fifth Avenue New York, NY 10018	212-832-6254	Agency
SAC Capital Advisors, LP	10/23/2008	NA	NA	NA	Sponsored Participant	72 Cummings Point Road Stamford, CT 06902	203-890-2275	Hedge Fund
Safra Securities Corporation	NA	NA	5/26/2010	5/27/2010	Member	546 Fifth Avenue New York, NY 10036	212-704-5524	Market Maker
Sanford C. Bemstein & Co, LLC	9/10/2008	10/21/2010	5/26/2010	5/27/2010	Member	1345 Ave of the Americas New York, NY 10105	212-823-2896	Agency
Santander Investment Securities, Inc.	4/15/2009	1/3/2011	NA	NA	Member	45 East 53rd Street New York, NY 10022	212-350-3659	Institutional
Scotia Capital (USA), Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	Member	1 Liberty Plaza 165 Broadway New York, NY 10006	212-225-6705	Institutional
Scottrade, Inc.	6/1/2010	11/15/2010	5/26/2010	5/27/2010	Member	12800 Corporate Hill Drive St. Louis, MO 63131	314-965-1555 x.6402	Retail
Seven Points Capital, LLC	8/18/2008	12/15/2010	5/14/2010	5/14/2010	Member	805 Third Avenue 15th Floor New York, NY 10022	212-760-0760	Agency
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	Member	245 Park Avenue New York, NY 10167	212-278-5232	Proprietary
Simplex Trading, LLC	3/16/2015	NA	NA	NA	Member	230 S. LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Proprietary
Southwest Securities, Inc.	10/23/2008	9/1/2010	NA	5/21/2013	Member	1201 Elm Street Suite 3500 Dallas, TX 75270	214-859-5125	Clearing Firm
Spire X Trading, LLC	4/1/2013	4/1/2013	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	917-388-8625	Proprietary
Spot Trading, LLC	6/1/2012	NA	1/25/2013	1/25/2013	Member	440 South Lasalle Suite 2800 Chicago, IL 60605	312-362-4569	Proprietary
Stifel Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	Member	501 North Broadway St. Louis, MO 63102	410-454-4096	Agency
Stock USA Execution Services, Inc.	8/18/2008	10/14/2010	5/26/2010	5/27/2010	Member	1717 Route 6 Suite 102 Carmel, NY 10542	845-531-2631	Agency
Stuart Frankel & Co., Incorporated	8/18/2008	NA	NA	NA	Member	60 Cutter Mill Road Suite 406 Great Neck, NY 11021	212-943-8788	Agency
Stuyvesant Trading Group, LLC	8/15/2013	NA	NA	NA	Member	100 Wall Street Suite 604-A New York, NY 10005	212-433-7124	Market Maker
Summit Securities Group, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	Member	2 Rector Street 16th Floor New York, NY 10006	646-651-4380	Proprietary
Sumo Captial, LLC	7/15/2013	NA	NA	NA	Member	440 S LaSalle Street Suite 2101 Chicago, IL 60605	212-433-7667	Proprietary
Sun Trading, LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	Member	100 South Wacker Suite 300 Chicago, IL 60606	312-924-4751	Proprietary
Sungard Brokerage & Securities Services, LLC	8/18/2008	10/1/2010	5/6/2010	5/6/2010	Member	2100 Enterprise Avenue Geneva, IL 60134	201-356-1488	Agency
SunTrust Robinson Humphrey, Inc.	NA	NA	5/18/2010	5/18/2010	Member	3333 Peachtree Road NE Atlanta Financial Center Atlanta, GA 30326	404-813-0837	Agency
Susquehanna Capital Group	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2996	Institutional / Agency
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2999	Institutional / Agency
Susquehanna Securities	10/15/2014	10/15/2014	10/15/2014	10/15/2014	Member	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2618	Proprietary
TD Ameritrade Clearing, Inc.	5/3/2011	5/3/2011	NA	5/27/2010	Member	200 South 108th Avenue Omaha, NE 68154	402-970-5271	Agency
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	Member	535 Fifth Avenue 12th Floor New York, NY 10017	212-584-4628	Agency
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	7/1/2011	1/6/2015	1/6/2015	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	610-971-5000	Proprietary
Themis Trading, LLC	8/18/2008	10/1/2010	NA	5/27/2010	Member	10 Town Square Suite 100 Chatham, NJ 07928	866-384-3647	Agency
ThinkTrade, LLC	2/1/2010	10/20/2010	1/9/2015	1/9/2015	Sponsored Participant	2210 Encintas Boulevard Suite I Encintas, CA 92024	760-452-2451	Proprietary

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	Type of User	Address	Phone Number	Primary Activities
Timber Hill, LLC	2/16/2010	NA	NA	NA	Member	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5806	Market Maker
Track Data Securities Corporation	9/10/2008	9/15/2010	NA	NA	Member	1122 Coney Island Avenue Brooklyn, NY 11230	718-923-3091	ATS
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	Member	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6403	Proprietary
TradeKing, LLC	10/15/2009	11/15/2010	NA	NA	Member	888 E. Las Olas Boulevard Suite 300 Fort Lauderdale, FL 33301	561-271-9290	Agency
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	Member	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7856	Market Maker
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary
Tripoint Global Equities, LLC	6/15/2011	NA	NA	NA	Member	130 West 42nd Street 10th Floor New York, NY 10036	917-512-0822	Proprietary
Tudor Pickering Holt & Co. Securities, Inc.	8/18/2008	10/17/2011	NA	NA	Member	1111 Bagby Suite 4900 Houston, TX 77002	713-333-2976	Agency
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	Member	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary
UBS Securities, LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	Member	1285 Avenue of the Americas New York, NY 10019	203-719-3275	Full Service
Ustocktrade Securities, Inc.	4/17/2015	NA	NA	NA	Member	275 Grove Street Suite 2-400 Newton, MA 02466	617-340-3041	Proprietary
Vandham Securities Corp.	8/18/2008	NA	NA	NA	Member	50 Tice Boulevard Woodcliff, NJ 07677	201-782-3300	Agency
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	Member	7280 W. Palmetto Park Road Suite 105 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Financial BD, LLC	11/17/2008	10/7/2010	5/27/2010	5/27/2010	Member	645 Madison Avenue 16th Floor New York, NY 10022	212-418-0118	Proprietary
Virtu Financial Capital Markets, LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	Member	307 Camp Craft Road West Lake Hills, TX 78746	310-651-9757	Proprietary
Vision Financial Markets, LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	Member	4 High Ridge Park Suite 100 Stamford, CT 06905	203-388-2675	Retail
Volant Liquidity, LLC	4/15/2011	NA	5/27/2010	5/27/2010	Member	7 World Trade Center Suite 3301 New York, NY 10007	646-484-3005	Proprietary
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	Member	17 Battery Place 11th Floor New York, NY 10004	212-232-5602	Agency
Walleye Trading, LLC	12/1/2008	11/12/2010	NA	NA	Member	2800 Niagara Lane North Plymouth, MN 55447	952-345-5226	Market Maker
Wedbush Securities, Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	Member	1000 Wilshire Boulevard #900 Business Conduct Los Angeles, CA 90017	213-688-4575	Market Maker
Weeden & Co, LP	8/26/2008	10/19/2010	NA	NA	Member	145 Mason Street Greenwich, CT 06830	203-861-7600	Full Service
Wells Fargo Prime Services, LLC	10/23/2008	5/16/2011	5/26/2010	5/26/2010	Member	45 Fremont Street 30th Floor San Francisco, CA 94105	415-848-4056	Market Maker
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	Member	550 South Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	212-214-6458	Agency
Western International Securities, Inc.	8/18/2008	11/15/2010	NA	NA	Member	70 South Lake Avenue 7th Floor Pasadena, CA 91101	626-710-3110	Market Maker
WhoTrades, Inc.	8/15/2013	8/15/2013	8/15/2014	8/15/2014	Member	17 State Street 7th Floor New York, NY 10004	646-346-1000	Retail
Williams Trading, LLC	10/23/2008	NA	NA	NA	Member	450 Post Road East Suite 120 Westport, CT 06880	203-353-7635	Agency
Wolverine Execution Services LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3736	Market Maker
Wolverine Trading, LLC	10/3/2011	NA	NA	NA	Member	175 West Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-3753	Proprietary / Market Maker
Xambala Capital, LLC	2/15/2012	2/15/2012	2/17/2012	2/17/2012	Member	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	408-990-1942	Proprietary